UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 1, 2021

ORACLE HEALTH, INC.
(Exact name of issuer as specified in its charter)

Delaware	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695
(Full mailing address of principal executive offices)

727-470-3466
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9.	OTHER EVENTS

Entry into New Broker-Dealer Relationship

Effective December 1, 2021, Oracle Health, Inc., d/b/a Future Cardia (the “Company”), for the shares of common stock being offered under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Regulation A Offering”), pursuant to the Offering Circular of the Company, as amended or supplemented from time to time (File No. 024-11356), changed its broker of record from OpenDeal Broker LLC to StartEngine Primary, LLC (“StartEngine”). This change is not expected to result in a fundamental change to the nature of the Company’s business or plan of operations.

Pursuant to a Posting Agreement dated June 25, 2021 (the “Posting Agreement”), the Company engaged StartEngine to act as the Company’s broker of record for the Regulation A Offering. StartEngine became the Company’s broker of record effective as of FINRA’s issuance of a no objection letter on December 1, 2021. StartEngine is a registered broker-dealer with the Securities and Exchange Commission and a FINRA member. In accordance with the Posting Agreement, the Company will issue and sell its common stock to investors on the online website provided by StartEngine Crowdfunding, Inc., an affiliate of StartEngine, pursuant to Regulation A with StartEngine acting on a best efforts basis. StartEngine will receive a 7% cash commission based on the dollar amount received from investors in the offering and non-cash commission equal to 2% of the total shares of common stock issued to investors in the offering. In addition, StartEngine is entitled to an advance of $15,000 for certain out of pocket accountable expenses to be incurred by it. The foregoing compensation does not include the escrow fee, transaction fees, AML review or cash management fee to be negotiated directly with third parties. The Posting Agreement contains customary representations and warranties by the Company and indemnification obligations of the parties. Either party may terminate the Posting Agreement at any time by written notice to the other party. The above summary of the terms of the Posting Agreement does not purport to be complete and is qualified in its entirety by reference to the Posting Agreement, a copy of which is attached as Exhibit 6.1 to this Current Report on Form 1-U and incorporated by reference herein.

In connection with the Posting Agreement, the Company also entered into certain Services Agreement, Credit Card Services Agreement and Escrow Services Agreement, a copy of which are attached as Exhibits 6.2, 6.3 and 8.1, respectively, to this report and incorporated by reference herein.

Termination with Former Broker-Dealer

In August 2021, the Company closed its Regulation A Offering on the Republic platform (accessible at https://republic.co) pursuant to a Listing Agreement (“Listing Agreement”) with OpenDeal Broker LLC dated January 7, 2021, a copy of which was filed as Exhibit 6.8 to the Amendment No. 3 to the Offering Statement on Form 1-A/A filed on January 12, 2021. In the offering on the Republic platform, the Company sold 1,644,779 shares of common stock for gross proceeds of $3,289,558. Prior to the beginning of the offering on the StartEngine platform, the Company terminated the Listing Agreement with OpenDeal Broker LLC.

EXHIBITS

Exhibit No.	Description

6.1	Posting Agreement dated June 25, 2021 between the Company and StartEngine Primary, LLC
6.2	Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc.
6.3	Credit Card Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc.
8.1	Escrow Services Agreement dated November 30, 2021 among the Company, Prime Trust, LLC and StartEngine Primary, LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oracle Health, Inc., d/b/a Future Cardia
a Delaware corporation

By:	/s/ Jaeson Bang
Name:	Jaeson Bang
Title:	Chief Executive Officer
Date:	December 20, 2021

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